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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            (Amendment No.________)*

                               INNOFONE.COM INC.
                     -------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                     -------------------------------------
                         (Title of Class of Securities)

                                   45768R 10 7
                             -----------------------
                                 (CUSIP Number)


                                    10/15/01
                     -------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]    Rule 13d-1(b)

     [ ]    Rule 13d-1(c)

     [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (03-00)

CUSIP No.  45768R 10 7
           -----------
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

         SUMIT MAJUMDAR, 130 CENTENNIAL PARKWAY NORTH, HAMILTON, ONTARIO L8E 1H9
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
             -------------------------------------------------------------------
          (b)    X
             -------------------------------------------------------------------
--------------------------------------------------------------------------------
     3.   SEC Use Only
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization      CANADIAN
                                              ----------------------------------
--------------------------------------------------------------------------------
Number of      5.   Sole Voting Power           67,000,000
Shares Bene-                         -------------------------------------------
ficially by    6.   Shared Votmg Power          None
Owned by Each                         ------------------------------------------
Reporting      7.   Sole Dispositive Power      67,000,000
Person With:                              --------------------------------------
               8.   Shared Dispositive Power    None
                                            ------------------------------------
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person 67,000,000
                                                                     -----------
     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                       ---------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (11)   67%
                                                            --------------------
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

       -----------------------------------------------------------------
                  IN
       -----------------------------------------------------------------

       -----------------------------------------------------------------

       -----------------------------------------------------------------

       -----------------------------------------------------------------

--------------------------------------------------------------------------------

Item 1.   (a)  Name  of  Issuer:   Innofone.com   Inc.,  a  Nevada   corporation
               (hereinafter "Innofone" or the "Issuer").

          (b) Address of Issuer's Principal Executive Offices: 130 Centennial Parkway North, Hamilton, Ontario L8E 1H9 Canada.


Item 2.   (a) Name of Person Filing: Sumit Majumdar.

          (b) Address or Principal Business Office or, if none, Residence: 130 Centennial Parkway North, Hamilton, Ontario L8E 1H9 Canada.

          (c)  Citizenship: Canadian.

          (d)  Title of Class of Stock: Common Stock.

          (e)  CUSIP No.: 45768R 10 7.


Item 3.   Not applicable.


Item 4.   Ownership.

          (a)  Amount  Beneficially  Owned:   Sixty-seven  million  (67,000,000)
               common shares.

          (b)  Percent of class: Sixty-seven percent (67%).

          (c)  Number of shares as to which such person has:

               i.   Sole power to vote or to direct the vote: 67,000,000.

               ii.  Shared power to vote or to direct the vote: None.

               iii. Sole  power to  dispose  or to direct  the  disposition  of:
                    67,000,000.

               iv.  Shared  power to dispose or to direct  the  disposition  of:
                    None.


Item 5.   Ownership of 5 Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than 5 Percent on Behalf of Another Person.

          Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

          Not applicable.


Item 8.   Identification and Classification of Members of the Group.

          Not applicable.


Item 9.   Notice of Dissolution of Group.

          Not applicable.


Item 10.  Certifications.

          Not applicable.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


          August 6, 2002
          ---------------------------
          (Date)


          /s/ Sumit Majumdar
          ---------------------------
          (Signature)


          Sumit Majumdar
          ---------------------------
          (Name/Title)


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)